Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-196640
Supplementing the
Preliminary Prospectus Supplement dated June 10, 2014
(to Prospectus dated June 10, 2014)

PRICING TERM SHEET
Dated as of June 11, 2014

j2 Global, Inc.

3.25% Convertible Senior Notes due 2029

The information in this pricing term sheet relates to j2 Global, Inc.’s offering (the “Offering”) of its 3.25% Convertible Senior Notes due 2029 (the “Notes”) and should be read together with the preliminary prospectus supplement dated June 10, 2014 (including the documents incorporated by reference therein and the base prospectus dated June 10, 2014 in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	j2 Global, Inc. (NASDAQ: JCOM)

Securities Offered:	3.25% Convertible Senior Notes due 2029

Offering Size:	$350,000,000 aggregate principal amount (or $402,500,000 aggregate principal amount if the underwriters exercise their option to purchase additional notes in full)

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount:	2.75% of the principal amount

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering, after deducting estimated expenses payable by the Issuer and the underwriters’ discount, will be approximately $339.8 million (or approximately $390.8 million if the underwriters exercise their option to purchase additional Notes in full). The Issuer intends to use the net proceeds from the Offering for general corporate purposes, which may include acquisitions or payment of the offer price in respect of the j2 Cloud Offer to Purchase. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Maturity:	June 15, 2029, unless earlier purchased, redeemed or converted

Interest Rate:	3.25% per annum payable semiannually in arrears in cash

Interest Payment Dates:	June 15 and December 15, beginning December 15, 2014

Contingent Interest:	Beginning with the six-month interest period commencing on June 15, 2021, the Issuer will pay contingent interest on the Notes during any six-month interest period if the trading price per $1,000 principal amount of the Notes for each of the five trading days immediately preceding the first day of such six-month period equals or exceeds $1,300. During any six-month interest period in which contingent interest is payable, the contingent interest payable per $1,000 principal amount of Notes will equal the product of (i) 0.75% per annum and (ii) the average trading price of $1,000 principal amount of Notes during the five trading days immediately preceding the first day of the applicable six-month interest period and will be payable in the same manner, at the same time and upon the same terms as regular interest payable on the Notes. Any contingent interest payable on the Notes will be in addition to the regular interest payable on the Notes.

Optional Redemption:	The Issuer may not redeem the Notes prior to June 20, 2021. On or after June 20, 2021, the Issuer may redeem for cash all or any portion of the Notes, at its option. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes.

Repurchase of Notes on Certain Dates:

Holders of Notes may require the Issuer to repurchase for cash all or any portion of their Notes on each of June 15, 2021 and June 15, 2024 at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding the relevant repurchase date.

NASDAQ Last Reported Sale Price on June 11, 2014:	$47.84 per share of common stock

Initial Conversion Rate:	14.4159 shares of common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $69.37 per share of common stock

Conversion Premium:	Approximately 45% above the NASDAQ Last Reported Sale Price on June 11, 2014

Make Whole Premium Upon Conversion Upon a Make Whole Adjustment Event:

If certain corporate events as described in the Preliminary Prospectus Supplement occur at any time prior to June 20, 2021, which is referred to as a “make whole adjustment event,” the conversion rate for any Notes converted following such make-whole adjustment event will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of common stock. The number of additional shares will be determined by reference to the following table and is based on the effective date of such make whole adjustment event and the applicable “stock price” (as defined in the Preliminary Prospectus Supplement) per share of common stock for the make whole adjustment event:

Effective Date	Effective Stock Price
	$47.84	$50.00	$55.00	$60.00	$65.00	$69.37	$80.00	$90.00	$100.00	$125.00	$150.00	$175.00	$200.00	$250.00	$300.00
June 17, 2014	6.4871	5.9468	4.9140	4.1130	3.4815	3.0358	2.2399	1.7379	1.3840	0.8578	0.5842	0.4236	0.3204	0.2043	0.1381
June 15, 2015	6.4871	6.0791	4.9823	4.1344	3.4700	3.0019	2.1734	1.6590	1.3013	0.7823	0.5216	0.3730	0.2797	0.1778	0.1196
June 15, 2016	6.4871	6.1875	5.0223	4.1244	3.4237	2.9334	2.0740	1.5491	1.1916	0.6889	0.4474	0.3146	0.2369	0.1489	0.0999
June 15, 2017	6.4871	6.2618	5.0199	4.0665	3.3269	2.8137	1.9264	1.3971	1.0463	0.5741	0.3620	0.2508	0.1889	0.1189	0.0796
June 15, 2018	6.4871	6.2538	4.9288	3.9168	3.1389	2.6044	1.6997	1.1799	0.8490	0.4333	0.2635	0.1837	0.1392	0.0882	0.0590
June 15, 2019	6.4871	6.1142	4.6942	3.6178	2.8018	2.2510	1.3527	0.8701	0.5854	0.2691	0.1622	0.1168	0.0902	0.0582	0.0386
June 15, 2020	6.4871	5.7480	4.2005	3.0392	2.1816	1.6268	0.7996	0.4281	0.2501	0.1072	0.0734	0.0566	0.0450	0.0292	0.0188
June 15, 2021	6.4871	5.5841	3.7659	2.2508	0.9687	—	—	—	—	—	—	—	—	—	—

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•      between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•      in excess of $300.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•      less than $47.84 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 20.9030 shares per $1,000 principal amount of Notes, though such number of shares will be adjusted for the same events for which the conversion rate is adjusted as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Trade Date:	June 11, 2014

Settlement Date:	June 17, 2014

CUSIP/ISIN:	48123V AC6/ US48123VAC63

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	FBR Capital Markets & Co. Mitsubishi UFJ Securities (USA) LLC Wedbush Securities Inc. William Blair & Company, L.L.C.

Commissions and Discounts:	The underwriters propose initially to offer the notes at a price of 100% of the principal amount of notes, plus accrued interest from the Settlement Date, if any, and to dealers at that price less a concession not in excess of 1.65% of the principal amount of the notes, plus accrued interest from the Settlement Date, if any. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The Issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus, the preliminary prospectus supplement, and the final prospectus supplement when available, may be obtained from BofA Merrill Lynch at 866-500-5408; Citigroup at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 800-831-9146; or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152 or by telephone at (800) 326-5897 or email a request to cmclientsuppor@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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